Filed by Vector Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Vector Acquisition Corp.

(Commission File No. 001-39560)

Below is a transcript of a CNBC Squawk on the Street interview with Peter Beck, CEO and Founder, Rocket Lab and reporter Morgan Brennan. The interview took place on March 1, 2021.

Morgan:

A merger with Vector Acquisition Corp., up on this deal news this morning. This implies a pro forma enterprise value joining us is Rocket Lab CEO and founder Peter Beck - Peter, congratulations thanks for being with us today.

Peter:

Thank you very much - good morning

Morgan:

So why go public now and why go public via SPAC?

Peter:

We're super excited to bring to the market a really high quality space asset. Rocket Lab has a long history of execution with over 97 satellites delivered in orbit and in even some of our own spacecraft in orbit. We are on a slow but methodical path to an IPO, but we chose a SPAC path to accelerate our vision and goals here we have obviously a very stable launch business with strong revenues but we're looking to take it to the next level and having access to public capital enables us to embark on the next program which is a large launch vehicle and also gives us public currency to do some of the M&A that we really want to do. We've had a successful acquisition already and are looking forward to doing that in much greater vigor to really build out a pure play end-to-end in a space company.

Morgan:

All right - I want to dig into both of those points more. The first being that medium lift rocket that you’re will develop now, neutron, which will be capable of delivering mega constellations to orbit in terms of satellites but also could have the possibility for human space flight, what is that going to look like for Rocket Lab?

Peter:

Yeah, look, I mean one of the advantages of launching so many customers on the electron is we built a very strong market understanding of where the market is going. And 80% of all the satellites that will be launched here in the next couple of decades are mega constellations and there's a really strong market need for a vehicle to address that and an alternative in the marketplace for a vehicle to address and also that if you look historically the majority of lifts sits around that 4.5 to 8 tons throughout all space flight and, of course, if you're going to build a vehicle of this scale, then you would be remiss in ensuring that it was not also a vehicle capable of human space flight.

Morgan:

So, what does human space flight potentially look like for Rocket Lab? Were you talking about the possibility of getting into the commercial crew program, delivering astronauts to the space station, tourism, something else?

Peter:

Yeah look a strong focus right now is to deliver on the mega constellations. You know this is the largest opportunity within the space industry and I think Rocket Lab has been you know it’s been good at kind of picking the market niches and this is the one that we think is really worth going after but as I said if you’re going to go to all the trouble of building a very large vehicle like this then you better make sure it can carry humans as well.

Host:

Peter, Morgan mentioned your pro form enterprise value $4.1 billion that represents 5.4 times your estimated 2025 revenues of $749 million dollars, what gives you the confidence you can get to that number, what assumptions are behind it?

Peter:

Yeah absolutely I think you know Rocket Lab is a company that has historical revenues which is you know, I think if you look at a number of the SPACs out there they don’t necessarily have historical revenues and our revenues are built up from the bottom up and correlated from a top down basis so these numbers that we have are certainly in the early years very high confidence and because you know these are customers we know and our customers that we have delivered so I mean ultimately the market will judge us on our execution but if you look at our track record you know it’s pretty strong on that front.

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